UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                  WHEREHOUSE ENTERTAINMENT, INC.
                         (Name of Issuer)

              COMMON STOCK, PAR VALUE $.01 PER SHARE
                  (Title of Class of Securities)

                           963281100
                         (CUSIP Number)

                     Joel A. Poretsky, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        September 2, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 963281100


1    NAME OF REPORTING PERSON
          A&M INVESTMENT ASSOCIATES #3, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          13-3926181

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          SC;OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               Common Stock:  1,525,736 shares

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               Common Stock:  1,525,736 shares

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock:  1,525,736 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.353%

14   TYPE OF REPORTING PERSON*
          OO

                           SCHEDULE 13D

CUSIP No. 963281100


1    NAME OF REPORTING PERSON
          A&M INVESTMENT ASSOCIATES #4, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               Common Stock:  385,542 shares

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               Common Stock:  385,542 shares

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock:  385,542 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.37%

14   TYPE OF REPORTING PERSON*
          OO

                           SCHEDULE 13D

CUSIP No.  963281100


1    NAME OF REPORTING PERSON
          ANTONIO C. ALVAREZ, II

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          SC;OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER

     8    SHARED VOTING POWER
               Common Stock: 1,911,278 shares

     9    SOLE DISPOSITIVE POWER

     10   SHARED DISPOSITIVE POWER
               Common Stock: 1,911,278 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock:  1,911,278 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.72%

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No.  963281100


1    NAME OF REPORTING PERSON
          BRYAN P. MARSAL

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          SC;OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER

     8    SHARED VOTING POWER
               Common Stock:  1,911,278 shares

     9    SOLE DISPOSITIVE POWER

     10   SHARED DISPOSITIVE POWER
               Common Stock:  1,911,278 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock:  1,911,278 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.72%

14   TYPE OF REPORTING PERSON*
          IN

Item 1.        Security and Issuer

          This statement relates to shares of common stock of Wherehouse Entertainment, Inc., a Delaware corporation
          (the "Issuer"). The address of the principal executive offices of the Issuer is 19701 Hamilton Avenue, Torrance, California 90502.

Item 2.        Identity and Background

          This statement is filed jointly by A&M Investment
          Associates #3, LLC ("A&M #3"), A&M Investment
          Associates #4, LLC ("A&M #4"), Antonio C. Alvarez, II
          ("Alvarez") and Bryan P. Marsal ("Marsal")
          (collectively, the "Reporting Persons").

          A&M #3 and A&M #4 were formed by Alvarez and Marsal for the purpose of acquiring securities of the Issuer. The members of A&M #3 and A&M #4 are Alvarez Family Partners L.P., Marsal Family Colorado Partners L.P., certain employees of Alvarez & Marsal, Inc., a corporation wholly owned by Alvarez and Marsal, and certain family members of Alvarez and Marsal. Alvarez and Marsal are the managers of A&M #3 and A&M #4. The business address of the Reporting Persons is c/o Alvarez & Marsal, Inc., 885 Third Avenue, Suite 1700, New York, New York 10022.

          Antonio C. Alvarez II - Mr. Alvarez has led Alvarez & Marsal, Inc. engagements in variety of industries, with multi-client experience in retailing, manufacturing, healthcare and oil field services. He is currently serving as Chairman of the Board and CEO of the Issuer, and has served as CEO of Phar-Mor, Inc., Long Manufacturing N.C., Inc. and Coleco Industries, Inc.
          He has also served as President of Republic Health Corporation (renamed OrNda HealthCorp), and Director of Republic Health Corporation and Resorts International, Inc. Prior to co-founding Alvarez & Marsal, Inc. in 1983, Mr. Alvarez was Vice President and Controller of Norton Simon Inc. As a member of the senior management team of this $3 billion sales company, he was responsible for all phases of planning, reporting and control. Prior to joining Norton Simon inc. in 1981, he was a partner in the accounting firm of Coopers & Lybrand. At Coopers & Lybrand, he participated in numerous special engagements that involved financially troubled companies. He was also in charge of their mergers and acquisitions practice for the New York City office. Mr. Alvarez received a B.S. form De La Salle College in the Philippines and an M.B.A. from New York University.

          Bryan P. Marsal - Mr. Marsal has led Alvarez & Marsal, Inc. engagements in the healthcare, manufacturing, retailing and apparel industries. Mr. Marsal is currently serving as CEO of Bidermann Industries, Inc., and has served as CEO of Republic Health Corporation (renamed OrNda HealthCorp), The Gitano Group, Inc. and as a Director of Timex Corporation and Republic Health Corporation. Prior to co-founding Alvarez & Marsal, Inc. in 1983, Mr. Marsal was Director of Operations Control of Norton Simon Inc., where he oversaw the operations planning, analysis and review of four Nortom Simon subsidiaries. Prior to joining Norton Simon in 1982, he was a Vice President in the problem loan division of Citibank, N.A. At Citibank, Mr. Marsal managed a workout team and was directly involved in a number of large problem loan situations. Mr. Marsal received both a B.B.A. and an M.B.A. from the University of Michigan.

          None of the Reporting Persons has during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Item 3.        Source and Amount of Funds or Other Consideration

          Pursuant to a Stock Subscription Agreement between the Issuer and A&M #3, dated as of January 31, 1997, A&M #3 acquired from the Issuer 1,100,000 shares of common stock thereof for a purchase price of $6,340,000. Said stock was acquired by A&M #3 for investment purposes. A&M #3 financed said acquisition of the Issuer's stock through (a) a loan of $335,000 obtained from the Issuer in exchange for a Secured Recourse Promissory Note, and
          (b) a loan of $5,005,000 obtained from the Issuer in exchange for a Secured Non-Recourse Promissory Note.
          To secure these notes, said acquired stock was pledged as collateral. In addition, pursuant to the Management Services Agreement entered into as of January 31, 1997 among the Issuer, Alvarez & Marsal, Inc., Alvarez, and Cerberus Partners, L.P. ("Cerberus"), a Delaware limited partnership, as agent of certain creditors of the Issuer, and a Non-Transferable Stock Option Agreement, dated as of January 31, 1997, between the Issuer and A&M #3, in exchange for the management services to be provided by Alvarez & Marsal, Inc. and Alvarez, A&M #3 was granted options to acquire 993,380 shares of common stock of the Issuer. The options vest and become exercisable in equal monthly installments of approximately 47,304 shares per month over the 21 month period commencing February 1, 1997 and expiring October 31, 1998. Options to acquire 331,127 shares have an exercise price of $9.56 per share, options to acquire 331,127 shares have an exercise price of $11.58 per share, and options to acquire 331,127 shares have an exercise price of $14.10 per share.

          As of September 2, 1997 A&M #4 purchased from Credit
          Suisse First Boston Corporation 385,542 shares of common stock of the Issuer for a purchase price of $3,999,998.20. A&M #4 financed the purchase through a loan obtained from Madeleine, LLC ("Madeleine"), an affiliate of Cerberus, in exchange for a Secured Non-Recourse Promissory Note. To secure said note the purchased stock was pledged as collateral.

Item 4.        Purpose of Transaction

          The Reporting Persons acquired shares of common stock of the Issuer for investment purposes based on their expectation that there may be underlying value in the properties owned by the Issuer. In addition, the options granted to A&M #3 are in exchange for the management services of Alvarez & Marsal, Inc. and Alvarez. The Reporting Persons retain the right, however, to change such investment intent, to acquire further shares of common stock or to sell or otherwise dispose of all or part of the shares of common stock beneficially owned by such Reporting Persons in any manner permitted by law and in conformity with their obligations under the Stock Purchase Agreement and the Stock Pledge Agreement as described below in Item 6 and incorporated by reference herein.

          Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons will, on an on-going basis, continue to evaluate their investment in the Issuer.

Item 5.        Interest in Securities of the Issuer

          (a) and (b)

          As of the date hereof, A&M #3, Alvarez and Marsal are deemed to own 1,525,736 shares of common stock of the Issuer, which number includes 94,608 options to purchase shares of common stock exercisable within sixty days herefrom, representing 13.353% of the total outstanding stock of the Issuer. A&M #3 is deemed to be the direct beneficial owner, and Alvarez and Marsal are deemed to be the indirect beneficial owners of these shares. Alvarez and Marsal share the exclusive power to direct the vote and direct the disposition of these shares by A&M #3.

          As of the date hereof, A&M #4, Alvarez and Marsal are deemed to own 385,542 shares of common stock of the Issuer, representing 3.37% of the total outstanding stock of the Issuer. A&M #4 is deemed to be the direct beneficial owner, and Alvarez and Marsal are deemed to be the indirect beneficial owners of these shares. Alvarez and Marsal share the exclusive power to direct the vote and direct the disposition of these shares by A&M #4.

          The 1,911,278 shares of which Alvarez and Marsal are deemed to be the indirect beneficial owners represent approximately 16.72% of the total outstanding stock of the Issuer.

     (c) Except for the purchase of stock from Credit Suisse First Boston Corporation on September 2, 1997 as described in Item 3 herein, neither the Reporting Persons, nor any of their affiliates, have effected any transaction in the Issuer's stock within the past 60 days.

     (d) The Reporting Persons have no knowledge of any other persons who might have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any stock beneficially owned by the Reporting Persons.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer

          The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated by reference herein.

          Pursuant to the Stock Subscription Agreement and the Stock Pledge Agreement, both agreements between the Issuer and A&m #3, and the Management Services Agreement between the Issuer, A&M #3, Alvarez & Marsal, Inc. and Alvarez, all said agreements dated as of January 31, 1997, the acquisition of 1,100,000 shares of common stock by A&M #3 was financed by a loan obtained from the Issuer. In exchange for this loan, A&M #3 issued to the Issuer (a) a Secured Recourse Promissory Note for the principal amount of $335,000, and (b) a Secured Non-Recourse Promissory Note for the principal amount of $5,005,000. To secure these notes, said acquired stock was pledged to the Issuer as collateral. Upon the occurrence of an event of default under the Stock Pledge Agreement, A&M #3 will cease to hold the right to vote the pledged stock and the right to transfer of said stock shall revert to the Issuer. Pursuant to the Stock Subscription Agreement, A&M #3 may not dispose of the acquired stock unless and until it gives a written notice to the Issuer and either provides an opinion of counsel that the proposed disposition is exempt from registration under the Securities Act of 1933 (the "Act") or that a registration statement has been filed by the Issuer and is effective. Upon the receipt of a disposition notice, the Issuer has a fifteen days period of first refusal in which it can repurchase the offered stock. In addition, the Stock Subscription Agreement provides that, subject to the terms of an early termination of the management services of Alvarez & Marsal, Inc. and Alvarez as provided in sections 7 and 8 of the Management Services Agreement, A&M #3 may not transfer the acquired stock prior to October 14, 1998, and therefrom can transfer said stock only in accordance with Rule 144 under the Act or pursuant to an effective registration statement. Pursuant to section 7 of the Management Services Agreement, if said agreement is terminated prior to October 14, 1998 by the Issuer for cause, as defined therein, or by Alvarez & Marsal, Inc., then during the following twelve months the Issuer shall have an option to repurchase the stock from A&M #3. If said agreement is terminated prior to October 14, 1998 by the Issuer without cause, or if there is a change of control, as defined therein, then for a period of three months Alvarez & Marsal, Inc. or A&M #3 shall have the right to require the Issuer to, and the Issuer shall have the option to, repurchase the stock from A&M #3. If said agreement is terminated prior to October 14, 1998 due to the death of disability of Alvarez, then for a period of six months Alvarez & Marsal, Inc. or A&M #3 shall have the right to require the Issuer to, and the Issuer shall have the option to, repurchase the stock from A&M #3.

          On September 2, 1997 A&M #4 purchased from Credit Suisse First Boston Corporation 385,542 shares of common stock of the Issuer. To finance this purchase, A&M #4 obtained a loan from Madeleine, pursuant to the Term Loan Agreement and the A&M Stock Pledge and Account Agreement, both agreements entered into between A&M #4 and Madeleine and dated August 28, 1997, in exchange for a Secured Non-Recourse Promissory Note of A&M #4. To secure this note, the purchased stock was pledged under the A&M Stock Pledge and Account Agreement to Madeleine as collateral. Upon the occurrence of an event of default under this agreement, A&M #4 will cease to hold the right to vote the pledged stock and the right to transfer said stock shall vest in Madeleine.

          The discussion herein of the Stock Subscription Agreement, the Stock Pledge Agreement, the Management Services Agreement, the Term Loan Agreement and the A&M Stock Pledge and Account Agreement is subject to and qualified in its entirety by reference to such agreements, forms of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

          Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits

          The documents listed below are filed as exhibits to this Schedule 13D:

     a.
          Exhibit 1.     Joint Filing Agreement between Reporting
                         Persons, dated September 10, 1997

          Exhibit 2.     Form of Stock Subscription Agreement
                         between Issuer and A&M #3, dated as of
                         January 31, 1997

          Exhibit 3.     Form of Stock Pledge Agreement between
                         Issuer and A&M #3, dated as of January
                         31, 1997

          Exhibit 4.     Form of Management Services Agreement
                         among Issuer, Alvarez & Marsal, Inc.,
                         Alvarez and Cerberus, dated as of
                         January 31, 1997

          Exhibit 5.     Form of Registration Rights Agreement
                         between Issuer and A&M #3, dated as of
                         January 31, 1997

          Exhibit 6.     Form of Term Loan Agreement between A&M
                         #4 and Madeleine, dated August 28, 1997

          Exhibit 7.     Form of A&M Stock Pledge and Account
                         Agreement between A&M #4 and Madeleine,
                         dated August 28, 1997

SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 10, 1997


                    A&M INVESTMENT ASSOCIATES #3, LLC


                    By: /s/ Bryan P. Marsal
                            Bryan P. Marsal
                    Title:  Manager


                    A&M INVESTMENT ASSOCIATES #4, LLC


                    By: /s/ Bryan P. Marsal
                            Bryan P. Marsal
                    Title:  Manager


                    ANTONIO C. ALVAREZ, II


                    /s/ Antonio C. Alvarez, II
                    Antonio C. Alvarez, II


                    BRYAN P. MARSAL


                    /s/ Bryan P. Marsal
                    Bryan P. Marsal

                          Exhibit Index


Exhibit

1.        Joint Filing Agreement between Reporting Persons, dated
          September 10, 1997

2.        Form of Stock Subscription Agreement between Issuer and
          A&M #3, dated as of January 31, 1997

3.        Form of Stock Pledge Agreement between Issuer and A&M
          #3, dated as of January 31, 1997

4.        Form of Management Services Agreement among Issuer,
          Alvarez & Marsal, Inc., Alvarez and Cerberus, dated as of January 31, 1997

5. Form of Registration Rights Agreement between Issuer and A&M #3, dated as of January 31, 1997

6.        Form of Term Loan Agreement between A&M #4 and
          Madeleine, dated August 28, 1997

7.        Form of A&M Stock Pledge and Account Agreement between
          A&M #4 and Madeleine, dated August 28, 1997